Legal Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA Email & EDGAR

May 19, 2020

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            Lincoln Life Variable Annuity Account N
Lincoln New York Account N for Variable Annuities
Initial Registration Statements on Form N-4
File Nos.:  333-236907, 333-236908

Dear Mr. Zapata:

This letter is in response to your comments received on May 5, 2020, with respect to the above referenced filings. The page numbers noted in this response are specific to the registration statement under file no. 333-236907. Corresponding changes will be made to the registration statement under file no. 333-236908. In addition to these changes, several updates were made after the initial filings as part of our post-effective update process, and those revisions are blacklined.

We intend to file the pre-effective amendment for the Lincoln Life registration statement (333-236907) on May 26, along with an acceleration request for a May 29 effective date. We note that we are delaying filing the pre-effective amendment or asking for acceleration for the Lincoln New York Account N filing (333-236908) at the present time and will request acceleration at a later date.

1.	General Comments
a.	Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statements.

b.
Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the contracts.

Response:
a.	We confirm that all missing information, including the financial statements and all exhibits, will be included in the pre-effective amendment filing to the registration statements.

b.
No third party is responsible for any guarantees or support agreements regarding the support of any contract feature or benefit.  The Company is solely responsible for the benefits or features associated with the contracts.

2.	Expense Tables
In footnote 2 to Table A, the registrant states that if your Contract Value had reached the $1 million threshold immediately prior to the Annuity Commencement Date, “this charge” will be reduced by 0.10% quarterly. Please specify in the footnote what “charge” the registrant is referencing in the previous sentence.

Response:
The “charge” refers to the mortality and expense risk charge.

3.	Summary of Common Questions (p. 14)
a.
Which Living Benefit Riders are Currently Available? The registrant states that investors can choose from the following Living Benefit Riders: Lincoln Market Select® Advantage, i4LIFE® Advantage Select Guaranteed Income Benefit and i4LIFE® Advantage (without Guaranteed Income Benefit). Please disclose in this subsection whether there are any current restrictions with regard to electing more than one rider at the same time.

b.
What Charges do I Pay Under the Contract? Please add disclosure noting that living benefit charges are generally based on the Protected Income Base, which will result in higher charges than would be the case if such charges were based on Account Value, if Account Value is less than the Protected Income Base.

c.
What is the Large Account Credit? The registrant states that the Large Account Credit is calculated as a percentage of the Subaccounts on the quarterly Valuation Date. Please disclose here the percentage used for calculation of the Large Account Credit.

d.	Please consider summarizing all of the Company’s reservation of rights disclosure in a separate Q&A in the Summary of Common Questions section.

Response:
a.	The Company has added disclosure that a Contractholder cannot elect more than one Living Benefit Rider or payout option in a contract at any one time on page 14.

b.
The Company has added disclosure on page 13 noting that living benefit charges are generally based on the Protected Income Base, higher charges will occur if the Account Value is less than the Protected Income Base.

c.	The Company has added disclosure regarding the percentage used for calculation of the Large Account Value. It can be found on page 14.

d.
Considering we have numerous reservations of rights throughout the prospectus, we feel it is more appropriate to include each reservation in the context in which it applies rather than compiling all of them out of context into this summary.

4. Company Risks (p. 15)
The prospectus states that any guarantees under the contract that exceed your Contract Value are subject to the Company’s financial strength and claims-paying ability. Given the significant market events that have occurred as a result of the COVID-19 pandemic since these registration statements were filed, please consider whether this disclosure should be revised based on how these events could affect the Company’s financial strength and claims-paying ability, including the ability to timely process claims. If the Company believes that no additional disclosure is warranted, please explain - supplementally - why such disclosure is not necessary.

Response:
The Company has included, and will continue to include, COVID-19 related disclosure.  Such disclosure may be found on pages 16 and 71 of the prospectus.

5. Charges and Other Deductions
Other Charges and Deductions (p. 28). The registrant states that if Contract Value had reached the $1 million threshold under certain circumstances, the charge will be reduced by 0.10%. Earlier in the fee tables, the registrant states that such charges will be reduced 0.10% quarterly. Please reconcile.

Response:
The Large Account Credit reduces the mortality & expense risk charge, with is a daily charge, not a quarterly charge.  We have removed “quarterly” from the fee table footnote.

6. i4LIFE Advantage Select Guaranteed Income Benefit Charge for Contractowners who
transition from a Prior Rider (pp. 26-27)
The example in this section refers to an increase in the benefit occurring due to a step up to 75% of the Regular Income Payment. Please note these facts in the narrative preceding the example rather of the general reference to “increase.” Please, supplementally, explain why the example using 75% of the Regular Income Payment was chosen.

Response:
The Guaranteed Income Benefit reset does not vary during the term of the contract.  Rather, it is set at 75%.  As a result, the Company uses that figure in the example.

7. Guarantee of Principal Death Benefit (p. 37)
Please provide an example here of the effect of a proportionate withdrawal on the death benefit in a down market or provide a cross-reference to such an example.

Response:
The Company has included, on page 37, an example of how a proportionate withdrawal during a down market will impact the death benefit.

8. General Death Benefit Information (p. 38)
The registrant states that the Death Benefit must be distributed to the Beneficiary or joint owner within five or ten years of the Contractowner’s date of death, depending upon whether the contract is qualified or not. Please add disclosure explaining what would happen if these distributions were not made within these deadlines. Consider addressing what constitutes a claim in Good Order and how it impacts these deadlines.

Response:
The Company has added disclosure regarding consequences if the distributions are not made within the specified deadlines.  Such disclosure can be found on pages 39-40 of the prospectus.

9. Living Benefit Riders (p. 42)
a.
The bullets at the introduction of this section introducing the Living Benefit Riders are confusing. Please provide three separate bullets or other signals for the three separate riders available. Also please better distinguish the category headings for the types of Living Benefit Riders offered from the individual marketing names for riders offered.

b.	Please disclose at the outset of this section whether there are any current restrictions with regard to electing more than one rider at the same time.

Response:
a.	Please see the reformatted Living Benefits Riders section on page 42 of the prospectus.

b.	Please note on page 43 of the prospectus the current restrictions regarding the concurrent election of more than rider.

10. Lincoln Market Select®Advantage
a.
(p. 43) Availability In this section, the registrant states: “We reserve the right to discontinue offering post-issue elections of this rider at any time upon advanced written notice to you.” Please confirm whether the Company will still allow post-issue elections of this rider under this contract. The staff is aware of other Company filings that have discontinued post-issue election of this rider.

b.
(p. 44) Enhancement. In this section the registrant states: “Enhancement is not available on any Benefit Year anniversary if an Automatic Annual Step-up to the Protected Income Base occurs, or where there has been a withdrawal of Contract Value (including a Protected Annual Income payment) . . . .” Please clarify in this paragraph whether such withdrawals include required minimum distributions.

c.
(p. 48) Protected Annual Income Payout Option (“PAIPO”). The PAIPO is described as an option under this rider; however, it appears to only be an option until Contract Value is reduced to zero. Please explain, supplementally, why an investor would choose the PAIPO as opposed to just running down Contract Value to zero and then taking the PAIPO.

d.	(p. 49) Termination. Please offset the last sentence of this section in bold to emphasize the waiting period required before electing a new Living Benefit Rider after termination.

Response:
a.	As of the date of this letter, the Company continues to offer post-issue elections.

b.	Such withdrawals do include required minimum distributions. Please see page 45 of the prospectus for the revised language.

c.	The PAIPO, once the Contract Value is reduced to zero, is no longer eligible for election, as the contract is considered terminated.

d.	Please see page 49 of the prospectus to see the emphasis in bold of the waiting period required before electing a new Living Benefit Rider after termination.

11. i4Life Advantage (p. 49)
The prospectus notes how i4Life®Advantage differs from other annuity options.  Please also note how this rider differs during the Access Period from other Living Benefit riders in the contract.

Response:
A comparison to other Living Benefit Riders seems inappropriate in this context because i4Life®Advantage is a payout option, whereas the other Living Benefit Riders are either withdrawal benefits or income benefits. The disclosure in the prospectus is intended to compare i4Life®Advantage with other annuity payout options that could be selected at the time of annuitization.

12. Guaranteed Income Benefit Step-up (p. 54)
a.
The Company states that: “[t]he Guaranteed Income Benefit will automatically step up every year to 75% of the current Regular Income Payment, if that result is greater than the immediately prior Guaranteed Income Benefit.” Please add disclosure in plain English explaining that this step up will establish a “high watermark” for guaranteed benefit payments in the case of adverse market performance.

b.
In the example, please explain how the Amount of Initial Regular Income Payment is calculated. Also, describe the percentage change in Account Value that would trigger the cited rise in Regular Income Payments.

Response:
a.	The Company has added disclosure on page 54 of the prospectus.

b.	The disclosure already includes a cross reference to the section showing how the Regular Income Payments are calculated. We feel it is unnecessary to repeat the calculation here.

Please call me at 860-466-1111 with any questions or additional comments.
Sincerely,
Carolyn Augur